SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Demand on GOL’s route network increases

by 33.9% in August

Unit revenue per passenger (PRASK) remains flat over August, 2009.

São Paulo, September 8, 2010 – A GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 e NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, recorded a 33.9% year-on-year increase in demand on its route network in August 2009, with unit passenger revenue remaining flat.

Demand

In August 2009, demand on GOL’s route network moved up by 33.9% over August 2009 and fell by 3.0% over the previous month.

Demand on the domestic market increased by 27.8% year-on-year and dipped by 2.1% over July 2010. Even though August is historically less favorable for tourism flights, traffic reached a new record, chiefly due to dynamic management of the new fare categories, which aimed to encourage demand by offering cheaper fares for passengers who book in advance.

This decision was taken in order to reduce the stock of available seats and maintain the revenue base for 3Q10, thereby offsetting the non-recurring impact of the delays on GOL’s route network in the first week of the month which, in turn, reduced the share of business passengers in the first fortnight.

Demand growth was also fueled by: (i) the combined effect of the improved economic scenario in Brazil and South America; (ii) increased productivity, with an aircraft utilization rate of approximately 13 block hours per day, versus around 12 block hours in August 2009; (iii) a focus on flights lasting less than three hours; and (iv) the revitalization of SMILES, which already has more than 7 million members and more than 170 commercial partners, especially the reduced mileage campaigns.

The decline over the previous month was mainly due to seasonality, given that July is a high season month in South America thanks to the winter vacations.

Operating Data	August 2010*	August 2009*	%Chg.(YoY)	July 2010*	%Chg.(MoM)
Total System
ASK (mm) (1)	3,884.6	3,432.6	13.2%	4,059.6	-4.3%
RPK (mm) (2)	2,713.5	2,025.9	33.9%	2,798.6	-3.0%
Load Factor (3)	69.9%	59.0%	+10.8p.p.	68.9%	+0.9p.p.
Domestic Market
ASK (mm) (1)	3,367.0	3,019.0	11.5%	3,528.4	-4.6%
RPK (mm) (2)	2,355.0	1,842.6	27.8%	2,406.5	-2.1%
Load Factor (3)	69.9%	61.0%	+8.9p.p.	68.2%	+1.7p.p.
International Market
ASK (mm) (1)	517.6	413.5	25.2%	531.2	-2.6%
RPK (mm) (2)	358.5	183.3	95.6%	392.0	-8.5%
Load Factor (3)	69.3%	44.3%	+24.9p.p.	73.8%	-4.5p.p.

( * ) August 2010 - preliminary figures; August 2009 and July 2010 - figures from the National Civil Aviation Agency (Anac)

Demand on GOL’s international route network did best, increasing by a massive 95.6% year-on-year, primarily due to: (i) the continuous growth of international air traffic in Latin America, especially heavy demand for GOL flights to Argentina, Chile and Uruguay; (ii) the resumption of demand in the Southern Cone region, which had been jeopardized by the impact of the  H1N1 flu outbreak on air traffic in July 2009; (iii) ) the inauguration of new flights to the Caribbean; (iv) the appreciation of the Real over the U.S. Dollar; and (iv) the beginning of charter flights using 767-300 aircraft.

Supply

In line with its strategy of disciplined capacity addition (approximately 1/3 of demand growth) and in preparation for a greater upturn in demand in September and the final quarter, GOL recorded year-on-year capacity growth of 13.2% (11.5% on the domestic market and 25.2% on the international market), driven by the combined effect of: (iii) the maintenance of a longer average stage length, thanks to the higher concentration of flights on South-Northeast routes due to their tourist appeal; (ii) high productivity, with an aircraft utilization rate of around 13.0 block hours per day, versus close to 12 block hours per day in August 2009; (iii) conclusion of the fleet renewal program in 2Q10, replacing Boeing 737-300 aircraft with 737-700/800s, which have more seats, lower costs per seat-kilometer (CASK) and are a better-quality product in general.

Load Factor and Yield

GOL’s total load factor came to 69.9% in August 2010 (69.9% on the domestic market and 69.3% on the international market), 10.8 p.p. up year-on-year and 0.9 p.p. down on the month before. Net yield was close to R$19.00 cents (R$). As a result, revenue per passenger per seat-kilometer (PRASK) remained flat over August 2009, reflecting the substantial increase in passenger revenue due to higher demand.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 51 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Contact
Investor Relations
Leonardo Pereira Vice President / CFO
Rodrigo Alves Capital Markets Officer
Raquel Kim Investor Relations
Mario Liao Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 08, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.